WAIVER AGREEMENT and
AMENDMENT OF PROMISSORY NOTE

THIS AGREEMENT is made the _6th day of February, 2006.

BETWEEN:

NORD RESOURCES CORPORATION, a corporation
organized under the laws of Delaware

("Nord")

AND:

NEDBANK LIMITED, a limited liability company organized
under the laws of the Republic of South Africa

("Nedbank")

WHEREAS

A.      Nord has issued a secured promissory note to Nedbank in the principal sum of $3,900,000 dated November 8, 2005 (the “Note”);

B.      Section 5(ii) of the Note contains a mandatory repurchase provision (the “Mandatory Repurchase Provision”) that will be triggered if the persons who constituted the board of directors of Nord as at November 8, 2005 cease for any reason to constitute a majority of the board of directors of Nord;

C.      As at November 8, 2005, the board of directors consisted of Ronald A. Hirsch, Erland A. Anderson and Stephen D. Seymour; and

D.      It is anticipated that Erland A. Anderson (“Anderson”) will resign as a director of Nord, and that the remaining directors will appoint Nick Tintor, John F. Cook, Douglas P. Hamilton and Wade Nesmith (collectively, the “New Directors”) to fill the vacancies on Nord’s board of directors.

THIS AGREEMENT WITNESSES that in consideration of the payment by Nord to Nedbank of consideration in the amount of US$10.00, the receipt and sufficiency of which is hereby acknowledged by the parties, Nord and Nedbank agree as follows:

1.      Nedbank hereby waives the application of the Mandatory Repurchase Provision in connection with the resignation of Anderson and the appointment of the New Directors.

2.      The parties hereby agree to delete section 5(ii) of the Note and substitute the following:

“5 (ii) Ronald A. Hirsch, Stephen D. Seymour, Nick Tintor, John F. Cook, Douglas P. Hamilton and Wade Nesmith cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Company’s Board of Directors; or”

3.      To the extent that they are not modified by this Agreement, the provisions of the Note shall remain in full force and effect. It is agreed that this Agreement is not intended to be a novation of the indebtedness evidenced by the terms of the Note, and Nedbank, or the holder of the Note, shall be entitled to all of the benefits, and in the same priority, of all property heretofore pledged as collateral for the indebtedness represented thereby.

4.      The parties acknowledge and agree that until such time as the terms of this Agreement are made public in accordance with applicable securities laws, the parties will keep the terms of this Agreement and any agreements made pursuant hereto confidential and will not disclose or discuss any details of the same with any third party other than their respective professional advisors or as required by law.

5.      This Agreement shall be governed by and in accordance with the laws of the State of Arizona.

6.      This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of its effective date.

            IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

NORD RESOURCES CORPORATION

Per:	/s/ Erland A. Anderson
Name: Erland A. Anderson
Title: President

NEDBANK LIMITED

Per:	/s/ Mark Tyler
Name: Mark Tyler
Title: Head of Mining and Resources